UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ENERGY TRANSFER EQUITY, L.P.

(Name of issuer)

COMMON UNITS

(Title of class of securities)

29273V100

(CUSIP number)

Kelcy L. Warren

3738 Oak Lawn Avenue

Dallas, Texas 75219

(214) 981-0700

(Name, address and telephone number of person authorized to receive notices and communications)

December 3, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29273V100	13D	Page 2 of 9

1.	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy L. Warren
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO, PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 24,548,453
	8.	Shared voting power 18,114,975
	9.	Sole dispositive power 24,548,453
	10.	Shared dispositive power 18,114,975
11.	Aggregate amount beneficially owned by each reporting person 42,663,428
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.14%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29273V100	13D	Page 3 of 9

1.	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy Warren Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,136,398
	8.	Shared voting power -0-
	9.	Sole dispositive power 17,136,398
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 17,136,398
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.69%
14.	Type of reporting person (see instructions) PN

CUSIP No. 29273V100	13D	Page 4 of 9

1.	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy Warren Partners II, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF, BK
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,500,000
	8.	Shared voting power -0-
	9.	Sole dispositive power 1,500,000
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 1,500,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.67%
14.	Type of reporting person (see instructions) PN

CUSIP No. 29273V100	13D	Page 5 of 9

1.	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ETC Holdings, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 17,964,706
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 17,964,706
11.	Aggregate amount beneficially owned by each reporting person 17,964,706
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.06%
14.	Type of reporting person (see instructions) PN

CUSIP No. 29273V100	13D	Page 6 of 9

1.	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LE GP, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 150,269
	8.	Shared voting power -0-
	9.	Sole dispositive power 150,269
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 150,269
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.07%
14.	Type of reporting person (see instructions) OO – limited liability company

CUSIP No. 29273V100	13D	Page 7 of 9

This Amendment No. 3 on Schedule 13D/A (“Amendment No. 3”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by Kelcy L. Warren on May 17, 2007, as amended by Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission (“Commission”) on September 5, 2008, and Amendment No. 2 to the Original Schedule 13D filed with the Commission on December 30, 2008. This Amendment No. 3 is being filed as a result of the information disclosed in Item 3 below. Except as specifically set forth herein, the Original Schedule 13D, as amended, remains unmodified.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) Kelcy L. Warren (“Warren”), an individual, Kelcy Warren Partners, L.P., a Texas limited partnership (“Warren LP”), Kelcy Warren Partners II, LP, a Texas limited partnership (“Warren Partners II”) and ETC Holdings, L.P. a Texas limited partnership (“ETC Holdings”) and LE GP, LLC, a Delaware limited partnership (“LE GP”).

(b) The business address of Warren, Warren LP, Warren Partners II, FTC Holdings and LE GP (collectively, the “Reporting Persons”) is 3738 Oak Lawn Avenue, Dallas, Texas 75219.

(c) Warren’s principal occupation is Chief Executive Officer of Energy Transfer Partners, L.P. , a Delaware limited partnership whose principal executive offices are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219, and which is a subsidiary of Issuer.

Warren LP and Warren Partners II were formed to hold units of the Issuer beneficially owned by Warren. ETC Holdings was formed to hold units of the Issuer beneficially owned by Warren and other partners of ETC Holdings. LE GP was formed to serve as the General Partner of the Issuer.

(d) & (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 29273V100	13D	Page 8 of 9

(f) Warren is a citizen of the United States of America; Warren LP is a Texas limited partnership; Warren Partners II is a Texas limited partnership; ETC Holdings is a Texas limited partnership; and LE GP is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph at the end thereof:

On December 3, 2010, Warren acquired the 40.6% membership interest in LE GP held by Enterprise ETE LLC, the successor by merger to Enterprise GP Holdings L.P. (“Enterprise”), in exchange for $13.5 million in cash, which amount was calculated in accordance with a purchase price methodology specified in the agreements among the members of LE GP in existence prior to this transaction. The purchase price was paid from personal funds. As a result of the sale, Enterprise no longer owns any membership interest in LE GP, and Warren owns an 81.2% membership interest in LE GP and may be deemed to be the beneficial owner of the 150,269 common units of the Issuer held by LE GP. Warren disclaims beneficial ownership of such units except to the extent of his pro rata interest therein.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) Warren is the beneficial owner of 42,663,428 common units of the Issuer, representing 19.14% of the outstanding common units.

(b) Warren has the sole power to direct the vote and the disposition of all the common units he, Warren LP, and Warren Partners II hold. ETC Holdings is the record holder of 25,846,660 common units of the Issuer. The common units held of record by ETC Holdings and included in this report, 17,964,706 common units, represent the estimated pro rata interest of Warren in ETC Holdings, including his interest in other partners of ETC Holdings. Warren and Ray C. Davis share the power to direct the vote and the disposition of the common units held by ETC Holdings. LE GP holds 150,269 common units of the Issuer. The power to vote and dispose of such common units is held by the Board of Directors of LE GP. Warren may be deemed to share such power with the Board of Directors of LE GP.

(c) Except for the transactions described herein, none of the Reporting Persons has effected any transaction in common units during the past 60 days.

(d) None.

(e) Not applicable.

Item 7.	Material to be Filed in Exhibits

Item 7 is amended by adding the following exhibit:

99.1	Joint Filing Agreement and Power of Attorney among the Reporting Persons, dated December 13, 2010.

CUSIP No. 29273V100	13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2010

/S/ SONIA AUBE, ATTORNEY-IN-FACT
Kelcy L. Warren

Kelcy Warren Partners, L.P.

By:	/S/ SONIA AUBE, ATTORNEY-IN-FACT

Kelcy Warren Partners II, LP

By:	/S/ SONIA AUBE, ATTORNEY-IN-FACT

ETC Holdings, L.P.
By:	ET GP, LLC, general partner

By:	/S/ SONIA AUBE, ATTORNEY-IN-FACT

LE GP, LLC

By:	/S/ SONIA AUBE, ATTORNEY-IN-FACT